SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                      DIVERSIFIED CORPORATE RESOURCES, INC.
                    -----------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.10
                       ----------------------------------
                         (Title of Class of Securities)


                                   255153 10 8
                                 --------------
                                 (CUSIP Number)

                              Mark D. Wigder, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                 -----------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


              October 3, 1997 (and certain earlier events referred
                                   to herein)
            --------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box.   [ ]

heck the following box if a fee is being paid with this statement. |X| A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.

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                                        1

CUSIP No.   255153 10 8
           -------------

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: DCRI, L.P. No. 2, Inc., a Texas corporation, 75-2686994
                   -------------------------------------------------------

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]   (b) [ ]


     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions) BK
                                             -----------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization Texas
                                               ---------------------------------

                                  7.  Sole Voting Power              631,700
         Number of Shares                                        -----------
         Beneficially Owned
                                  8.  Shared Voting Power                  0
                                                                 -----------

                                  9.  Sole Dispositive Power         611,700
                                                                 -----------

                                 10. Shared Dispositive Power         20,000
                                                                 -----------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     631,700
                                   -----------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                     24.2%*
                                  -----------

     14.  Type of Reporting Person (See Instructions):
                                       CO
                                     ------

* Based on 2,611,211 shares of Common Stock outstanding proposed to be outstanding after the consummation of the public offering (not including the over-allotment option) as set forth in the Registration Statement of Diversified Corporate Resources, Inc., on Form S-1, as amended (Registration No. 333-31825).

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



CUSIP No.   255153 10 8
           -------------

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: J. Michael Moore, 450743011
                   ---------------------------

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]   (b) [ ]


     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions) BK
                                             -----------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization Texas
                                               ---------------------------------

                                  7.  Sole Voting Power              656,700
         Number of Shares                                        -----------
         Beneficially Owned by
         Each Reporting Person    8.  Shared Voting Power             12,000
         With                                                    -----------

                                  9.  Sole Dispositive Power         714,200
                                                                 -----------

                                 10. Shared Dispositive Power         20,000
                                                                 -----------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     746,200
                                   -----------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                     28.1%*
                                  -----------

     14.  Type of Reporting Person (See Instructions):
                                       IN
                                     ------

* Based on 2,611,211 shares of Common Stock outstanding proposed to be outstanding after the consummation of the public offering (not including the over-allotment option) as set forth in the Registration Statement of Diversified Corporate Resources, Inc., on Form S-1, as amended (Registration No. 333-31825).


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



                                  SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Diversified Corporate Resources, Inc. (the "Company"), whose principal executive offices are located at 12801 North Central Expressway, Suite 350, Dallas, Texas 75243.

Item 2.  Identity and Background
--------------------------------

     One of the persons filing this Schedule 13D is DCRI, L.P. No. 2 ("No. 2"), a Texas corporation. The principal business address of this corporation is 12801 North Central Expressway, Suite 260, Dallas, Texas 75243. The principal office address is the same as the principal business address. No. 2 is principally engaged in the business of making investments. The executive officers of No. 2 are: J. Michael Moore ("Moore"), Chief Executive Officer; Terry O'Brien, Secretary; and M. Ted Dillard ("Dillard"), Treasurer. The sole director of No. 2 is Moore. Although No. 2 is an entity wholly-owned by Moore, pursuant to an agreement among Moore, No. 2 and Dillard, the President of the Company, Dillard has the right to acquire a ten percent (10%) ownership interest in No. 2, pursuant to a vesting schedule over a four (4) year period.

     The other person filing this Schedule 13D is Moore, whose business address 12801 North Central Expressway, Suite 260, Dallas, Texas 75243. Moore's principal occupation is serving as Chairman of the Board and Chief Executive Officer of the Company. Moore is a citizen of the United States of America.

     During the last five years, neither No. 2, any of No. 2's officers or directors (the "Instruction C Individuals"), nor Moore has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. and Item 4.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------------------

     This  Schedule  13D is an  amendment  to a prior  Schedule  13D (the "No. 2
Schedule  13D"),  that was filed by No. 2 and is the  original  Schedule 13D for
Moore. No. 2 and Moore are sometimes collectively referred to herein as the "Reporting Persons." The No. 2 Schedule 13D was filed to reflect No. 2's acquisition of 899,200 shares (the "Shares") of Common Stock, which represented at that time approximately fifty-one percent (51%) of the issued and outstanding shares of Common Stock. This amendment is being filed to report, inter alia, the disposition by No. 2 of an aggregate of 267,500 shares of Common Stock, 175,000 of which shares were sold as a selling shareholder in the Company's underwritten public offering (the "Offering"), which closed on October 3, 1997.

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



     The Shares were acquired by No. 2 from Ditto Properties Co. ("DPC") as a result of a series of transactions culminating in March of 1993. Part of the consideration for the acquisition of the Shares was the assumption of certain indebtedness (the "D&H Note") to D&H Partners, L.P., a Texas limited partnership ("D&H"). The D&H Note was secured by 255,700 shares of Common Stock (the "D&H Shares"). DPC has since filed a lawsuit (the "Ditto Lawsuit") against No. 2 in which it claimed, among other things, that its sale of the Shares to No. 2 in March 1993 pursuant to a stock purchase agreement should be rescinded. DPC has also filed a Schedule 13D and amendments thereto claiming that it is the beneficial owner of the Shares based on a successful outcome of DPC's rescission claim. The trial court, however, granted the No. 2's motion for summary judgment seeking dismissal of DPC's rescission claim.

     In connection with the Ditto Lawsuit an agreement was reached by the parties and approved by the court which provided that (i) No. 2 shall, at its option, either deposit the certificates (the "Certificates") that it had in its possession (which did not include the D&H Shares) or the sum of $1.5 million (the "Cash Deposit") with a special master (the "Special Master") that had been appointed by the court, (ii) in the event that No. 2 elected to deposit the Certificates, No. 2 would be able to vote, sell, or otherwise dispose of the Shares subject only to the final approval of the Special Master and to the rights of D&H with respect to the D&H Shares, and (iii) in the event that No. 2 elected to deposit the Cash Deposit with the Special Master, No. 2 would be able to vote, sell or otherwise transfer the Shares without the approval of the Special Master, subject to the rights of D&H with respect to the D&H Shares. On July 9, 1997 No. 2 deposited the Cash Deposit with the Special Master.

     The D&H Note, which was in default, was paid off by No. 2 on July 24, 1997 and D&H's security interest in the D&H Shares was terminated at that time.

     No. 2 borrowed $2.25 million (the "Imperial Loan") from Imperial Bank and used the proceeds of the Imperial Loan, inter alia, to make the Cash Deposit and to satisfy the D&H Note. As security for the Imperial Loan, No. 2 pledged (the "Imperial Pledge") to Imperial Bank 818,500 shares of Common Stock and granted to Imperial Bank an option (the "Imperial Option") to purchase 75,000 shares (the "Imperial Shares") of Common Stock at an exercise price of $.01 per share.

     In connection with its efforts to arrange financing with respect to the Cash Deposit, No. 2 agreed to transfer to S.C. Fundamental Value Fund, L.P. 10,000 shares of Common Stock in payment of certain fees. In addition, in consideration of certain services provided by Dillard to No. 2 in connection with the Imperial Bank Loan, the Cash Deposit and the satisfaction of the D&H Note, No. 2 transferred 7,500 shares of Common Stock to Dillard.

     Effective October 1, 1997, Imperial Bank exercised the Imperial Option and in connection therewith No. 2 transferred the Imperial Shares to Imperial Bank. The Imperial Shares were sold by Imperial Bank in the Offering.

     As noted above, No. 2 sold 175,000 shares of Common Stock in the Offering, including certain shares that had been pledged to Imperial Bank (the "Offering Shares"). Following the sale of the Offering Shares and the repayment by No. 2

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



to Imperial Bank of $750,000 of the Imperial Bank Loan, No. 2 has pledged 375,000 shares of Common Stock to Imperial Bank to secure the Imperial Loan. No. 2 sold the Offering Shares at a net price of $9.00 per share after taking into account underwriting discounts and commissions ($.80 per share) and the underwriters non-accountable expense allowance ($.20 per share). In connection with the Offering, each Reporting Person and Dillard executed lock-up letters (the "Lock-Up Letters") in favor of Cruttenden Roth Incorporated ("Cruttenden Roth"), as representative of the Underwriters. The Lock-Up Letters executed by each of the Reporting Persons provide that for a period of three hundred sixty-five (365) days after September 30, 1997 (the date of the Prospectus) (the "Prospectus Date") such Reporting Person will not, directly or indirectly, pledge (subject to certain exceptions related to the Imperial Bank Loan), offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock without the prior written consent (which consent would not be unreasonably withheld) of Cruttenden Roth. The Lock-Up Letter executed by Dillard provides that for a period of three hundred sixty-five (365) days after the Prospectus Date, Dillard will not, directly or indirectly, pledge, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock without the prior written of Cruttenden Roth. All of the Lock-Up Letters provide for the sale of a number of shares of Common Stock to be agreed upon by the person who executed the Lock-Up Letter and Cruttenden Roth upon the expiration of six (6) months after the closing of the Offering provided that such sale is handled by Cruttenden Roth.


     Pursuant to the loan documents relating to the Imperial Loan, No. 2 paid Imperial Bank $750,000 of the principal amount of the Imperial Loan plus a prepayment of interest calculated through June 29, 1998 from the proceeds of the Offering. The remaining outstanding principal balance of the Imperial Loan is due June 29, 1998.

     Moreover, No. 2 and Moore have granted an option (the "Hunter Option") to Samuel E. Hunter, a director of the Company, to purchase an aggregate of 20,000 shares of Common Stock at an exercise price of $5.00 per share, which option expires on July 31, 2000. The Hunter Option vests at certain intervals over a three (3) year period and is subject to the approval of the disinterested members of the Board of Directors.

     In addition to the shares of Common Stock beneficially owned by No. 2, Moore beneficially owns 127,500 shares of Common Stock. In October 1995, the Company granted to Moore options to purchase 50,000 shares of Common Stock at an exercise price of $.50 per share, which options were exercised by Moore in April 1997. In three (3) private transactions occurring in April, May and July of 1997, Moore sold 25,000 of such shares of Common Stock in the aggregate to certain parties (the "Moore Transferees") at a per share price of $2.50 per share. Moore has retained voting power with respect to 12,000 of such shares pursuant to proxies (the "Proxies") granted by certain of the Moore Transferees to Moore. In addition, the Company has granted to Moore options to purchase an aggregate of 155,000 shares of Common Stock pursuant to the Company's Amended and Restated 1996 Nonqualified Stock Option Plan (the "Nonqualified Plan"), of which 77,500 shares are exercisable within sixty (60) days of the date hereof. In addition, Moore will become vested as to an additional 46,500 shares and 31,000 shares, respectively on December 31, 1997 and 1998, contingent upon Moore's continued involvement as an officer and director of the Company. The

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



per share exercise price for such options becoming vested in 1996, 1997 and 1998 are, respectively, $2.50, $4.00 and $8.00.

     Dillard beneficially owns 110,000 shares of Common Stock. In October 1995, the Company granted to Dillard options to purchase 50,000 shares of Common Stock at an exercise price of $.50 per share, which options were exercised by Dillard in April 1997. In July 1997, in consideration of financial services rendered to No. 2, Dillard received 7,500 shares of Common Stock from No. 2. In addition, the Company has granted to Dillard options to purchase an aggregate of 105,000 shares of Common Stock pursuant to the Nonqualified Plan, of which 52,500 shares are exercisable within sixty (60) days of the date hereof. In addition, Dillard will become vested as to an additional 31,500 shares and 21,000 shares, respectively on December 31, 1997 and 1998, contingent upon Dillard's continued involvement as an officer and director of the Company. The per share exercise price for such options becoming vested in 1996, 1997 and 1998 are, respectively, $2.50, $4.00 and $8.00.

     At the present time, but subject to the Reporting Persons' and Dillards' continuing evaluation of the factors noted below, it is intended that the Reporting Persons (subject to the Imperial Pledge) and Dillard will retain the shares of Common Stock beneficially owned by them and, through such ownership, will exercise significant influence over almost all matters relating to the Company requiring shareholder approval, including the election of the directors of the Company and through such influence will exercise significant influence over the operations and financial policies of the Company and its subsidiaries.

     In connection with the Company's listing application to the American Stock Exchange (the "Exchange") with respect to the Common Stock, the Company agreed with the Exchange to use its best efforts to add to the Board of Directors a second independent director (the "Second Independent Director"). The Reporting Persons and Dillard understand that the Company has made a proposal to a prospective Second Independent Director and is awaiting a response. Additionally, the Company is actively searching for a third independent director (the "Third Independent Director"). The Reporting Persons and Dillard intend to continue to exercise significant influence over the selection of the Second Independent Director and the Third Independent Director.

     In light of the Reporting Persons' reduced beneficial ownership of Common Stock, the Reporting Persons and Dillard may consider in the future proposing to the Board of Directors changes to the articles or bylaws of the Company or the adoption of other measures that are intended to maximize shareholder value but may impede acquisitions of the Company that the Board of Directors do not believe are in the best interests of the shareholders of the Company.

     Whether the Reporting Persons or Dillard purchase or otherwise acquire or dispose of additional shares of Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' or Dillards' continuing assessment of pertinent factors, including, among other things: the availability of such shares for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons or Dillard and the Company; other business and investment opportunities available to the Reporting Persons or Dillard; economic

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



conditions; money market and stock market conditions; the attitude and actions of other shareholders of the Company; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of the Reporting Persons or Dillard. Depending upon their assessment of these factors from time to time and the provisions of the Imperial Loan documents and the Lock-Up Letters, the Reporting Persons or Dillard may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of their shares of Common Stock.

     Other than as mentioned above, neither the Reporting Persons, Dillard nor, to the best knowledge of such persons, any of the other Instruction C Individuals have any present plans or proposals that relate to or would result in:

          (a) The acquisition or disposition by any persons of additional securities of the Company;

          (b)  Any  extraordinary  corporate  transactions,   such  as  mergers,
               reorganizations or liquidations, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) A change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the current capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's articles or bylaws or other actions that may impede the acquisition of control of the Company by any person;

          (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to ss.12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  Any action similar to those enumerated above.


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



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a)  Number and Percentage of Securities Owned:
               -----------------------------------------

               (i) The aggregate number of shares of Common Stock owned beneficially and of record by No. 2 is 631,700 shares of Common Stock, amounting to approximately 24.2% of the Common Stock outstanding, based on 2,611,212 shares outstanding as of October 20, 1997 as set forth in the Company's Registration Statement on Form S-1, as amended, in connection with the Offering (Registration No. 333-31825).

               (ii) The aggregate number of shares of Common Stock  beneficially owned by Moore is 734,200 shares of Common Stock, amounting to approximately 28.1% of the Common Stock outstanding, based on 2,611,212 shares outstanding as of October 20, 1997. Such number of shares beneficially owned is based on
                    (a) Moore's control of No. 2; (b) Moore's record and beneficial ownership in his individual capacity of 25,000 shares of Common Stock and options to purchase 77,500 shares of Common Stock that are exercisable within sixty (60) days of the date hereof; and (c) Moore's shared voting rights with respect to 12,000 shares pursuant to the Proxies.

               (iii)The aggregate number of shares of Common Stock  beneficially
                    owned  by  Dillard  is  110,000   shares  of  Common  Stock,
                    amounting  to   approximately   4.2%  of  the  Common  Stock
                    outstanding, based on 2,611,212 shares outstanding as of October 20, 1997. Such number of shares beneficially owned is based on Dillard's record and beneficial ownership of 57,500 shares of Common Stock and options to purchase 52,500 shares of Common Stock that are exercisable within sixty
                    (60) days of the date hereof.

          (b)  Type of Ownership:
               -----------------

               No. 2 is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in item 5(a)(i), except that 20,000 shares are subject to the Hunter Option. Consequently, Hunter may be deemed to have shared dispositive power with respect to 20,000 shares of Common Stock indicated in Item 5(a)(i). Moore is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in Item 5(a)(ii), except as noted above with respect to No. 2, and except with respect to shared voting power with the Moore Transferees with respect to the shares referenced to in Item 5(a)(ii)(c). Dillard is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of all of the shares of Common Stock indicated in item 5(a)(iii). Except as stated herein, the Reporting Persons and the Instruction C Individuals do not currently share the power to vote or to direct the voting of or the power to dispose or direct the disposition of any shares of Common Stock.

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



          (c)  Transactions in Securities:
               --------------------------

               Except as disclosed herein, there have been no transactions in the securities of the Company by the Reporting Persons and Dillard, nor to the best knowledge of such persons, by the other Instruction C Individuals, since the No. 2 Schedule 13D.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements,  Understandings or  Relationships With Respect
--------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Other than as described previously in this Schedule 13D, including, without limitation, Items 3 and 4 hereof, and other than standard pledges of Common Stock to banks to secure loans in the normal course of business, the Reporting Persons and Dillard have no contracts, arrangements or understandings with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit           1.  Agreement regarding filing of Schedule 13D;
                  2.  Proxies from certain of the Moore Transferees;
                  3.  Imperial Bank documents;
                             a. Commitment Letter:  June 27, 1997
                             b. Commitment Letter:  July 21, 1997
                             c. Credit Terms and Conditions
                             d. Note
                             e. General Security Agreement
                             f. Option to Purchase Stock
                             g. Amendment No. 1
                  4. Lock-Up Letter, dated August 20, 1997 between DCRI, L.P. No. 2 and Cruttenden Roth; and
                  5. Lock-Up Letter, dated August 20, 1997 between J. Michael Moore and Cruttenden Roth.
                  6.  Lock-Up   Letter,  dated  August 6, 1997   between  M. Ted
                      Dillard and Cruttenden Roth.

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



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November     , 1997               DCRI L.P. No. 2, Inc.
                  ----


                                           By:    /s/J. Michael Moore
                                                  ------------------------------
                                                  J. Michael Moore
                                                  Chief Executive Officer



                                           /s/ J. Michael Moore
                                           -------------------------------------
                                           J. Michael Moore

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                                       11